Exhibit (s)(6)

SUPERIOR DIGITAL DISPLAYS

HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2018

SUPERIOR DIGITAL DISPLAYS HOLDINGS, INC. AND SUBSIDIARIES

Contents

Page
Independent Auditors’ Report	1 - 2

Consolidated Financial Statements

Consolidated balance sheet as of September 30, 2018	3

Consolidated statement of operations for the year ended September 30, 2018	4

Consolidated statement of stockholders’ deficit for the year ended September 30, 2018	5

Consolidated statement of cash flows for the year ended September 30, 2018	6

Notes to the consolidated financial statements	7 - 17

INDEPENDENT AUDITORS’ REPORT

To the Stockholders of

Superior Digital Displays Holdings, Inc. and Subsidiaries

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Superior Digital Displays Holdings, Inc. and Subsidiaries (the “Company”), which comprise the consolidated balance sheet as of September 30, 2018, and the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Superior Digital Displays Holdings, Inc. and Subsidiaries as of September 30, 2018, and the consolidated results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Notes A, D, and G, the Company relies on financing from a related party in order to meet its obligations.

/s/ EisnerAmper LLP

EISNERAMPER LLP

Iselin, New Jersey

November 13, 2018

SUPERIOR DIGITAL DISPLAYS HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Balance Sheet

September 30, 2018

ASSETS
Current assets:
Cash	$381,273
Accounts receivable, net	434,994
Restricted cash	20,460
Prepaid expenses and other current assets	196,957

Total current assets	1,033,684

Signs and equipment	6,573,860

Other assets:
Deferred costs, net of accumulated amortization	89,202

Total assets	$7,696,746

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$62,595
Accrued expenses and other current liabilities	1,144,128

Total current liabilities	1,206,723

Long-term liabilities:
Related party notes payable, net	22,913,696
Deferred rent	152,250

Total long term liabilities	23,065,946

Commitments and contingencies (see Note J)

Stockholders’ deficit:
Common stock	198
Preferred stock	8,723
Additional paid-in capital	31,802,791
Accumulated deficit	(48,387,635)

Total stockholders’ deficit	(16,575,923)

Total liabilites and stockholders’ deficit	$7,696,746

See accompanying notes to the consolidated financial statements	3

SUPERIOR DIGITAL DISPLAYS HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statement of Operations

Year Ended September 30, 2018

Net revenue	$1,985,715
Operating expenses	7,662,362

Operating loss	(5,676,647)

Other expense, net:
Interest expense	(3,577,999)
Other expense, net	(90)

Other expense, net	(3,578,089)

Net loss	$(9,254,736)

See accompanying notes to the consolidated financial statements	4

SUPERIOR DIGITAL DISPLAYS HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statement of Stockholders’ Deficit

	Superior Digital Displays Holdings, Inc.
			Preferred Stock				Additional
	Common Stock		Series A		Series B		Paid-	Accumulated	Stockholders’
	Shares	Value	Shares	Value	Shares	Value	in Capital	Deficit	Deficit
Opening balance - October 1, 2017	19,793	198	37,046	370	479,158	4,792	21,201,367	(39,132,899)	(17,926,172)

Issuance of preferred stock - Series B, net of equity issuance costs of approximately $75,000	—	—	—	—	356,082	3,561	10,601,424	—	10,604,985

Net loss	—	—	—	—	—	—	—	(9,254,736)	(9,254,736)

Closing balance - September 30, 2018	19,793	$198	37,046	$370	835,240	$8,353	$31,802,791	$(48,387,635)	$(16,575,923)

See accompanying notes to the consolidated financial statements	5

SUPERIOR DIGITAL DISPLAYS HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statement of Cash Flows

Year Ended September 30, 2018

Cash flows from operating activities:
Net loss	$(9,254,736)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,082,336
Deferred rent	23,000
Amortization of debt issuance costs	551,773
Amortization of original debt discount	541,731
Interest paid in kind	2,822,470
(Increase) decrease in:
Accounts receivable	(236,715)
Prepaid expenses and other current assets	(51,044)
Increase in:
Accounts payable	25,002
Accrued expenses	169,335

Net cash used in operating activities	(1,326,848)

Cash flows from investing activities:
Payments for purchases of signs and equipment	(65,838)

Net cash used in investing activities	(65,838)

Cash flows from financing activities:
Proceeds from note payable	182,352
Repayment on note payable	(183,950)
Repayment on related party notes payable	(8,970,000)
Proceeds from issuance of preferred stock	10,604,985

Net cash provided by financing activities	1,633,387

Net change in cash	240,701
Cash at beginning of year	140,572

Cash at end of year	$381,273

Supplemental disclosure of cash paid:
Interest	$5,579

Non-cash investing and financing activities:
Mutual release of outstanding payable balance for purchase of signs and equipment	$190,928

See accompanying notes to the consolidated financial statements	6

SUPERIOR DIGITAL DISPLAYS HOLDINGS, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2018

NOTE A - ORGANIZATION AND NATURE OF OPERATIONS, AND LIQUIDITY

Superior Digital Displays Holdings, Inc. (“Holdings”) and its wholly-owned subsidiaries, Superior Digital Displays, LLC (“SDD”) and Sign 5, LLC (“Sign 5”) (collectively, referred to as the “Company”) are focused on developing the outdoor advertising business primarily through operating outdoor digital billboard advertising displays.

Holdings was incorporated on November 25, 2013 in the state of Delaware. SDD, a limited liability company, was formed in the state of Florida on September 3, 2009. Sign 5, a limited liability company and wholly-owned subsidiary of SDD, was formed in the state of Delaware on September 21, 2012.

On December 30, 2013, the Company entered into a Stockholders’ Agreement with both existing shareholders and new shareholders, as well as a debt financing agreement (see Note D) with one of the new shareholders. In connection therewith, a) the members of SDD exchanged their ownership interests in SDD for 4,950 shares of common stock of Holdings, b) a new shareholder, in exchange for $2,211,000, was issued 4,950 shares in Holdings of which 200 shares were transferred to another entity, and c) Holdings issued 100 shares of common stock to an entity in exchange for financial advisory services. At December 31, 2013, the majority of the Board of Directors of Holdings represented parties that were investors in SDD and Sign 5. Certain decisions require the consent of the shareholder providing the debt financing. As such, although the former owners of SDD were issued 49.5% of Holdings’ common stock, control was not deemed to have changed at the time of formation based on the composition of the Board and the governance structure. Accordingly, the formation of Holdings was treated as a reorganization of SDD, with the investment of the shareholder providing the debt financing being treated as an equity contribution and no change to the carrying value of the assets and liabilities of SDD and Sign 5.

Through December 31, 2013, the Company had been primarily focused on securing a financing agreement and developing its first digital display, Sign 5 located at 3 Times Square, New York, NY, which entered into startup mode in December 2013. During the year ended December 31, 2014, the Company placed an additional 3 signs, known as the Triple Play and located at 729 Seventh Avenue, New York, NY into operation. During the year ended December 31, 2015, the Company installed 4 additional signs. Three signs, located on 3 Times Square facing west on 42nd Street are known as the Waterfall. The fourth sign, constructed above Sign 5, and in combination with Sign 5, is known as the Crossroads of the World. The construction of the aforementioned signs, which was finalized during May 2016, marks the completion of the initial build out of SDD’s Times Square network.

For the year ended September 30, 2018, the Company has net operating losses of approximately $9,255,000 and cash flow deficiencies from operating activities of approximately $1,327,000. Until such time the Company achieves positive cash flows, the Company will be dependent upon its majority stockholder for financial support. The majority stockholder has agreed to provide required financial support through at least December 31, 2019. Refer to Note D and G for additional information regarding the Company’s liquidity and financing arrangements with the majority stockholder.

During the year ended September 30, 2018, the Company changed its fiscal year end from December 31 to September 30. The accompanying consolidated financial statements represent 12 months of activity through September 30, 2018.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

[1]	Principles of consolidation:

The accompanying consolidated financial statements include Superior Digital Displays Holdings, Inc., and its wholly-owned subsidiaries, Superior Digital Displays, LLC and Sign 5, LLC. All inter-company transactions and balances have been eliminated in consolidation.

SUPERIOR DIGITAL DISPLAYS HOLDINGS, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2018

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[2]	Use of estimates:

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

[3]	Revenue recognition:

The Company recognizes outdoor advertising revenue on an accrual basis ratably over the term of the contracts.

[4]	Concentrations:

The Company, at times, may maintain cash balances in bank accounts in excess of amounts insured by the Federal Deposit Insurance Corporation (“FDIC”). The Company has not experienced any losses in such accounts as of September 30, 2018, and does not anticipate incurring any such losses in the future.

[5]	Accounts receivable and allowance for doubtful accounts:

Accounts receivable are reported net of an allowance for doubtful accounts. The Company maintains an allowance for estimated losses resulting from the inability of customers to make required payments as deemed necessary. The collectability of outstanding customer invoices is continuously assessed. In estimating the allowance, the Company considers factors such as historical collections, a customer’s credit-worthiness, age of the receivable balance, both individually and in the aggregate, and general economic conditions that may affect a customer’s ability to pay. Actual customer collections could differ from those estimates, requiring additional adjustments to the allowance for doubtful accounts. There was an allowance for doubtful accounts recorded at September 30, 2018 of $8,932.

[6]	Signs and equipment:

Signs and equipment are stated at cost, less accumulated depreciation. Expenditures for major additions and betterments are capitalized. Maintenance and repairs are charged to operations as incurred. Upon sale or retirement of signs and equipment, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Management evaluates the recoverability of the investment in long-lived assets on an ongoing basis and recognizes any impairment in the year of determination. Long-lived assets were tested for impairment as of September 30, 2018, and in the opinion of management there was no impairment. It is reasonably possible that relevant conditions could change in the near term and necessitate a change in management’s estimate of the recoverability of these assets.

Signs and equipment are affixed to the building and become property of the lessor. Depreciation for signs and equipment is calculated using the straight-line method over the lesser of the estimated life of the asset or term of the lease. The Company estimates the signs’ depreciable lives to be 5 years.

SUPERIOR DIGITAL DISPLAYS HOLDINGS, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2018

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[7]	Restricted cash:

In connection with the Company’s lease agreement, the Company entered into an escrow agreement for construction and installation related costs. The Company disbursed funds to an escrow account for future construction and installation payments. As of September 30, 2018, the landlord held $20,460 in escrow on behalf of the Company to be held and disbursed in accordance with the terms specified in the lease agreement. Funds held in escrow are disbursed upon receipt of a written request submitted by the Company and to be used for the purpose of paying vendors during the term of the escrow agreement. Upon completion of all construction, any unused funds will be returned to the Company upon satisfaction of all outstanding liabilities.

[8]	Debt issuance costs and original issue discount:

The costs associated with obtaining financing have been capitalized and are being amortized over the term of the financing agreement (see Note D) using the effective interest method. Should the maturity of the debt become accelerated then the unamortized costs will be written off. Amortization expense is included in the accompanying consolidated statement of operations as a component of interest expense.

Effective January 1, 2014, the Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2015-03, “Interest - Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs” (“ASU 2015-03”) which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts.

The original issue discount on the related party notes payable is being accreted to interest expense over the term of the loan using the effective interest method. The associated financing agreement was executed on December 30, 2013 and the accretion of the original issue discount commenced on December 31, 2013. At September 30, 2018, unamortized discount approximated $146,000. Subsequent to year end, the First Lien maturity date was extended to December 31, 2019.

For the year ended September 30, 2018, amortization of debt issuance costs original issue discount approximated $552,000 and $542,000, respectively.

Future amortization of debt issuance costs and original issue discount approximates as follows:

Years Ending September 30,	Debt Issuance Costs	Original Issue Discount	Total
2019	$118,000	$116,000	$234,000
2020	31,000	30,000	61,000

[9]	Deferred costs:

The costs associated with securing certain operating leases have been capitalized and are being amortized over the term of the lease on a straight-line basis. Depreciation and amortization expense is included in the accompanying consolidated statements of operations as a component of operating expenses.

SUPERIOR DIGITAL DISPLAYS HOLDINGS, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2018

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[9]	Deferred costs: (continued)

Deferred costs are approximately as follows at September 30, 2018:

Deferred costs	$350,000
Less: accumulated amortization	(261,000)

Deferred costs, net of accumulated amortization	$89,000

Amortization expense for the year ended September 30, 2018 was $35,000.

Future amortization expense for each of the years ending September 30 is approximately as follows:

Year Ending September 30,
2019	$35,000
2020	35,000
2021	19,000

[10]	Income taxes:

Prior to December 30, 2013, SDD and Sign 5 were limited liability companies that had elected to be taxed as partnerships for federal and state income tax purposes. All income or losses were included in the members’ tax returns. On December 30, 2013, members of SDD and Sign 5 transferred their membership interest in SDD and Sign 5 to Holdings in exchange for shares of the Holdings stock. SDD and Sign 5 effectively became single member LLCs and disregarded entities for income tax purposes. All income and losses incurred for the year ended September 30, 2018 were included in Holdings’ tax returns. Holdings is taxed as a C Corporation for federal and state income tax purposes.

The Company applies the elements of FASB ASC 740-10 “Income Taxes – Overall” regarding accounting for uncertainty in income taxes. This clarifies the accounting for uncertainty in income taxes recognized in financial statements and required impact of a tax position to be recognized in the financial statements if that position is more likely than not of being sustained by the taxing authority. As of December 31, 2015 the company did not have any unrecognized tax benefits and has not accrued any interest or penalties through 2015. The Company does not expect to have any unrecognized tax benefits within the next twelve months. The Company’s policy is to recognize interest and penalties related to tax matters within the income tax provision. The Company was organized 2013 and began operations in 2014. Tax years beginning in 2013 are generally subject to examination by taxing authorities, although net operating losses from all years are subject to examinations and adjustments for at least three years following the year in which the attributes are used.

[11]	Subsequent events:

The Company has evaluated events subsequent to September 30, 2018 through November 13, 2018, the date that these consolidated financial statements were available to be issued.

SUPERIOR DIGITAL DISPLAYS HOLDINGS, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2018

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[12]	New accounting pronouncements:

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) 606, “Revenue from Contracts with Customers,” which requires that an entity recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to its customers. In order to achieve this core principle, an entity should apply the following steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. This update will replace existing revenue recognition guidance under U.S. GAAP when it becomes effective for annual reporting periods beginning after December 15, 2018, with early adoption permitted as of the original effective date. The updated standard will permit the use of either the retrospective or cumulative effect transition method. The Company is currently evaluating the impact of this update on its consolidated financial statements, which will be effective for the Company for the fiscal year commencing on December 30, 2018.

January of 2016, the FASB issued ASU No. 2016-01, “Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities.” ASU 2016-01 generally requires companies to measure investments in equity securities, except those accounted for under the equity method, at fair value and recognize any changes in fair value in net income. The new guidance must be applied using a modified-retrospective approach and is effective for periods beginning after December 15, 2018 and early adoption is not permitted. The Company is currently evaluating the impact on the consolidated financial statements.

In February of 2016, the FASB issued ASU No. 2016-02, “Leases.” Under ASU 2016-02, an entity will be required to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. ASU 2016-02 offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. For private companies, ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company is in the process of evaluating the future impact of ASU 2016-02 on the consolidated financial statements.

In June of 2016, the FASB issued ASU No. 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” ASU 2016-13 replaces the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The new guidance is effective for fiscal years beginning after December 15, 2020. The Company is in the process of evaluating the future impact of ASU 2016-13 on the consolidated financial statements.

In August of 2016, the FASB issued ASU No. 2016-15, “Classification of Certain Cash Receipts and Cash Payments.” ASU 2016-15 clarifies how certain cash receipts and payments should be presented in the statement of cash flows. The guidance is effective for fiscal years beginning after December 15, 2018 with early adoption permitted. The Company is in the process of evaluating the future impact of ASU 2016-15 on the consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash,” which provides guidance on the presentation of restricted cash or restricted cash equivalents in the statement of cash flows. ASU 2016-18 is effective for fiscal years beginning after December 15, 2018. The Company is in the process of evaluating the future impact of ASU 2016-18 on the consolidated financial statements.

SUPERIOR DIGITAL DISPLAYS HOLDINGS, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2018

NOTE C - SIGNS AND EQUIPMENT

At September 30, 2018, signs and equipment approximated as follows:

Signs and equipment	$20,050,000
Less: accumulated depreciation	(13,476,000)

Signs and equipment, net	$6,574,000

Depreciation expense for the year ended September 30, 2018 approximated $4,047,000.

Through December 31, 2013, the Company placed its first digital display, Sign 5, located at 3 Times Square, into startup mode. During the year ended December 31, 2014, the Company placed an additional 3 signs, known as the Triple Play, and located at 729 Seventh Avenue into operation. During the year ended December 31, 2015, the Company installed 4 additional signs. Three signs, located on 3 Times Square facing west on 42nd Street are known as the Waterfall. The fourth sign, constructed above Sign 5, and in combination with Sign 5, is known as the Crossroads of the World. The construction of the aforementioned signs, which was finalized during May 2016, marks the completion of the initial build out of SDD’s Times Square network.

During the year ended September 30, 2018, in connection with the execution of a Settlement Agreement and Mutual Release with a supplier of the Company’s signs and equipment, outstanding obligations previously recorded under accounts payable on the accompanying consolidated balance sheet were released in the amount of approximately $191,000.

NOTE D - RELATED PARTY TRANSACTIONS

[1]	Related party notes payable:

On December 30, 2013, the Company entered into a First Lien Credit Agreement (the “First Lien”) with aggregate borrowings of $25,000,000 available for draw through February of 2015. As of February 2015, all available borrowings under the agreement were fully drawn, accruing interest at LIBOR plus 12.5% compounded quarterly, allowing the Company, in its discretion, to pay interest in kind at a rate of LIBOR plus 13%. In June of 2017 and March of 2018, the applicable margin was reduced to 9.00% and 5.50%, respectively, through amendments to the First Lien.

Principal borrowings were scheduled to be repaid in consecutive quarterly installments, plus accrued interest, consistent with the terms of the agreement commencing June of 2016. The Company executed waivers and amendments to the First Lien, waiving all quarterly covenant violations and delaying required quarterly payments through December 31, 2018. In conjunction with an amendment executed in October of 2018, all quarterly debt covenant requirements were removed from the agreement and all remaining principal and interest is due upon maturity on December 31, 2019.

In March and June of 2018, the Company utilized proceeds of approximately $6,970,000 and $2,000,000, respectively, from the issuance of Series B Preferred Stock to repay principal and accrued interest on the First Lien.

The Company, at its discretion, may pay interest in kind accrued at the applicable margin on a quarterly basis. During the year ended September 30, 2018, approximately $2,822,000 of interest was paid in kind of which $2,479,000 was expensed during the year ended September 30, 2018. As of September 30, 2018, approximately $460,000 of interest was accrued and included in accrued expenses and other current liabilities on the accompanying consolidated balance sheet.

SUPERIOR DIGITAL DISPLAYS HOLDINGS, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2018

NOTE D - RELATED PARTY TRANSACTIONS (CONTINUED)

[1]	Related party notes payable: (continued)

Related party notes payable at September 30, 2018 approximated as follows:

Principal borrowings:
First lien	$23,209,000
Less:
Unamortized original issue discount	(146,000)
Unamortized debt issuance costs	(149,000)

Related party notes payable less unamortized discount and debt issuance costs	22,914,000
Less: current portion	—

Related party notes payable, net of current portion	$22,914,000

Based on principal advanced under the First Lien facility, as of September 30, 2018, future principal payments on related party notes payable are approximately as follows:

Year Ending September 30,
2019	$—
2020	23,209,000

[2]	Management agreement:

The Company entered into an Amended and Restated Management Agreement (the “Agreement”) with a shareholder during the year ended December 31, 2013. This Agreement assigns the right to a monthly fee equal to the total of 1.5% of the Company’s gross revenues generated from each of the five commercial signs to be erected in the Company’s Times Square location. This amended agreement became effective during the first full month for which each sign was installed and operated and expires December 31, 2023. For the year ended September 30, 2018, management expense approximated $16,000 and is recorded under operating expenses on the accompanying consolidated statement of operations. As of September 30, 2018, approximately $25,000 is included under accrued expenses and other current liabilities on the accompanying consolidated balance sheet.

NOTE E - NOTE PAYABLE

During the year ended September 30, 2018, the Company entered into an agreement to finance the cost of certain insurance policies. The financing required 10 monthly installments of principal and interest in the amount of $18,905 and had an effective rate of interest of 7.93%. Final payment was made September 4, 2018.

SUPERIOR DIGITAL DISPLAYS HOLDINGS, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2018

NOTE F - INTEREST EXPENSE

Interest expense was as follows for the year ended September 30, 2018:

Related party notes payable	$2,479,000
Original issue discount amortization	542,000
Debt issuance costs amortization	552,000
Other, net	5,000

$3,578,000

NOTE G - STOCKHOLDERS’ DEFICIT

On June 12, 2017, the Board approved an amendment to the Certificate of Incorporation of Holdings increasing the number of authorized shares to a total of 678,775 shares of common stock with a par value of $0.01 per share and 648,775 shares of a convertible preferred stock with a par value of $0.01 per share, of which 38,000 are designated as Series A Convertible Preferred Stock and 610,775 shares designated as Series B Convertible Preferred Stock.

On March 15, 2018, the Board approved an amendment to the Certificate of Incorporation of Holdings increasing the number of authorized shares to a total of 1,078,775 shares of common stock with a par value of $0.01 per share and 1,048,775 shares of a convertible preferred stock with a par value of $0.01 per share, of which 38,000 are designated as Series A Preferred Stock and 1,010,775 shares designated as Series B Preferred Stock.

Series A Convertible Preferred Stock and Series B Convertible Preferred Stock accrue dividends annually at a rate of 15% whether or not declared by the Board and shall be cumulative and compounded annually. There were no dividends declared by the Board for the year ended September 30, 2018. Each share of preferred stock shall be convertible at the option of the holder at any time to pro-rated shares of Common Stock based on original issue price.

On October 2, 2017, 25,076 Series B Convertible Preferred Stock shares were sold for approximately $750,000.

In March and June of 2018, the Company issued 250,762 and 80,244 Series B Convertible Preferred Stock shares, respectively, for approximately $7,500,000 and $2,430,000, respectively, for working capital needs and partial repayment of accrued interest and outstanding principal on the Company’s First Lien.

As of September 30, 2018, the issued and outstanding common stock represented 2.2%, the issued and outstanding Series A Convertible Preferred Stock represent 4.1% and the Series B Convertible Preferred Stock represented 92.5% of the fully diluted stock of the Company. The remaining 1.2% represents shares reserved for the Management Employee Incentive Program.

NOTE H - MANAGEMENT EMPLOYEE INCENTIVE PROGRAM

In March of 2015, an Equity Incentive Plan was approved by the Board of Directors and existing stockholders. A maximum of 10,030 shares are available under the Equity Incentive Plan. At September 30, 2018, a total of 10,030 shares were reserved under the Equity Incentive Plan. At September 30, 2018, a total of 3,343 shares were vested and issued under the Plan and all remaining shares were forfeited. The purchase of the forfeited shares will be refunded by the Company for a total of $2,500. Such amounts are accrued as of September 30, 2018 on the accompanying consolidated Balance Sheet.

SUPERIOR DIGITAL DISPLAYS HOLDINGS, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2018

NOTE I - INCOME TAXES

The significant components of the Company’s deferred tax assets and liabilities at September 30, 2018 are approximately as follows:

Amortization	$(75,000)
Depreciation	(1,080,000)
Deferred rent	49,000
Interest	705,000
Other	72,000
Federal net operating losses	9,929,000
State net operating losses	5,136,000

Total gross deferred tax assets	14,736,000
Less: valuation allowance	(14,736,000)

Net deferred tax assets	$—

At September 30, 2018, the Company has recorded a full valuation allowance against its net deferred tax assets of approximately $14,736,000. A full valuation allowance has been recorded since, in the judgment of management, these assets are not more likely than not to be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences and carryforwards become deductible or are utilized.

As of September 30, 2018, the Company has approximately $47,284,000 and $46,559,000 of federal and state net operating loss carryforwards, respectively. The federal and state net operating loss carryforwards begin to expire in 2034.

On December 22, 2017, H.R. 1 (also, known as the Tax Cuts and Jobs Act (the “Act”)) was signed into law. Among its numerous changes to the Internal Revenue Code, the Act reduces U.S. federal corporate tax rate from 34% to 21% and implemented an interest limitation. As a result, the Company has revalued their deferred tax assets as of December 31, 2017 at the 21% rate. In addition, the interest expense incurred by the Company has been disallowed from the period of January 1, 2018 to September 30, 2018. The interest will be carried forward indefinitely until the Company has enough income to incur the loss.

The income tax benefit for the year ended September 30, 2018 differed from the amounts computed by applying the U.S. federal income tax rate of 21% to loss before tax benefit as a result of nondeductible expenses, tax credits generated, utilization of net operating loss carryforwards, and increases in the Company’s valuation allowance.

NOTE J - COMMITMENTS AND CONTINGENCIES

[1]	Operating leases:

The Company entered into a lease agreement during April of 2011, as periodically amended, with respect to certain portions of the exterior of a building suitable for construction of five digital displays. The lease calls for fixed monthly rental payments in the amount of $5,000 per month for a term of 10 years for each active sign location.

SUPERIOR DIGITAL DISPLAYS HOLDINGS, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2018

NOTE J - COMMITMENTS AND CONTINGENCIES (CONTINUED)

[1]	Operating leases: (continued)

The lease has two five-year options to renew. In addition to fixed rent, the Company is required to make percentage rent payments equal to an agreed-upon percentage of the gross revenues generated by each sign area.

During November of 2012, the lease was amended, segregating sign areas 1 through 4 to a new lease with terms consistent with the original lease. Rent payments per this agreement are $5,000 per month for each active sign area. The Company paid contingent rent based on total revenues generated by Sign 5 equal to 50% of monthly revenue with a minimum monthly guaranteed rent share on Sign 5 equal to $62,500 per month payable to the landlord in addition to the $5,000 per month base rent.

Effective May 1, 2017, the leases were amended transferring Sign 4 from the Sign 1 - 4 lease to the Sign 5 lease. This transfer allows the revenue share from Signs 4 and 5 to be applied against the minimum revenue share of $62,500 per month as contingent rent. The Company also has a minimum monthly guaranteed rent share on Signs 1 - 3 equal to 50% of monthly revenue payable to the landlord in addition to the $5,000 per month base rent per sign.

During December of 2012, the Company entered into an additional lease agreement for a second advertising location. The lease commenced on January 1, 2013 and continues for a twenty-year period expiring on December 31, 2032. The lease terms contain one ten-year renewal option. The lease contains escalating rent provisions and certain rent holidays accounted for on a straight-line basis over the term of the lease. In addition to scheduled monthly rental payments, the Company is required to make percentage rental payments equal to the agreed-upon formula contained in the lease agreement.

Future minimum rental payments required under operating leases for sign space that have initial or remaining non-cancelable lease terms in excess of one year and are fixed and determinable as of September 30, 2018 are approximately:

Year Ending
September 30,
2019	$1,290,000
2020	1,290,000
2021	765,000
2022	240,000
2023	240,000
Thereafter	2,664,000

Total minimum rentals	$6,489,000

Rent expense for the year ended September 30, 2018 was approximately $1,590,000 and is included in operating expenses on the accompanying consolidated statement of operations.

SUPERIOR DIGITAL DISPLAYS HOLDINGS, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2018

NOTE J - COMMITMENTS AND CONTINGENCIES (CONTINUED)

[2]	Employment agreements:

The Company entered into employment agreements with certain executive officers. As applicable, the agreements include an annual compensation amount, sales commissions, and the terms of an annual incentive bonus under the Company’s Management Bonus Plan as further defined in the agreements.

On January 31, 2017, the Company entered into a separation agreement that calls for continuation of compensation as severance pay for 12 months.

NOTE K - MAJOR CUSTOMERS

For the year ended September 30, 2018, two customers accounted for approximately 54% of the Company’s total revenues. These same customers accounted for approximately 43% of accounts receivable as of September 30, 2018.